FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on May 11, 2009 after the announcement of Registrant’s results for the quarter ending March 31, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 13, 2009

CONFERENCE CALL SCRIPT – Gilat Satellite Networks
May 2009

Tom Watts

Good morning and good afternoon. Thank you for joining us today for Gilat’s first quarter 2009 results conference call.

A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, May 11th, 2009 until May 13th, 2009 at 12:00 PM. Our earnings press release and website provide details on accessing the archived call.

Investors are urged to read the forward-looking statements in our earnings release, which say that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Tom. Good day everyone.

I would like to welcome Tom who joined our team recently. Tom is probably well known to you all as a veteran analyst of our industry. I am sure we can use his savvy knowledge and I am glad he is with us.

I would like to begin today’s call with a snapshot of our first quarter results, followed by a more detailed review of our business during the quarter.

After this, Ari will take you through the detailed financial results and then we will open the floor for questions right after this.

Our first quarter ended lower than the comparable quarter in 2008. Taking into account the current economic environment, this is not unexpected. In general, we continue to see the negative effects of the financial situation on the telecom market and this affects the satellite communications market as well.

On a positive note, we have started to release money from the restricted cash held by trustees in Colombia and once again are able to recognize revenues from our Colombian operations. This is a good development and in line with our expectations, as discussed with you in our call in January 2009 when the new agreements were executed.

Spacenet’s results were on par with the results from the comparable quarter in 2008. Spacenet had several extensions of existing contracts as well as expansions for additional services, predominantly based on the traditional enterprise and gaming customers. During the quarter, we announced that Cumberland Farms signed a contract to upgrade its data network.

In general though, the recession in the US is having an effect on Spacenet’s business and we are seeing longer sales cycles and a reduction in investments by the commercial sector.

In the developing regions, we announced several new contracts – Netcom in Nigeria, NeraTel Group in South East Asia and Banco de la Nacion in Peru. Activity in Latin America remained strong in the quarter and we have won a VSAT tender by a leading regional telecom operator, though in other regions we see the market conditions becoming more challenging and this has had a negative effect on our results.

We continue to see USO type projects and government funded initiatives that are well suited for satellite communications around the world, usually in the developing countries. Recently there have also been several such initiatives in the developed world, as part of a broader stimulus package to help the economies climb out of the recession. One such example is the 7.2 billion dollar stimulus package proposed by President Obama in the US. Another is the1 billion Euro plan by the European Community to provide broadband connectivity to 100% of Europe’s population. While we think that much of these funds will be used to develop terrestrial infrastructure, this may provide opportunities for the satellite industry as well. Satellite technology is well suited for providing cost-effective broadband connectivity to remote regions. It is too early to say if and how we can benefit from these opportunities but these are interesting developments.

Moving to the financial indicators summary slide, revenues for the first quarter of 2009 were $60.8 million – a decrease compared to the comparable quarter of 2008. The decline over last year’s quarter is attributable to lower GNS sales in the emerging markets and more conservative spending in the telecom sector.

Ari will discuss the Q1 2009 results in more detail later in the call.

Getting into a little more detail on our business during the first quarter, I will begin with the developed markets.

Spacenet’s results this quarter were on par with the results in the comparable quarter last year. However, we are seeing the economic environment in the US become more challenging and Spacenet’s sales cycles are lengthening.

Spacenet has had several extensions and expansions in the past quarter. These were both from enterprise customers and networks in the gaming sector. VSATs continue to be a cost effective solution for customers requiring high availability connections as well as backup for terrestrial networks in case of their failure. We continue to see the bundling of both terrestrial and satellite technologies together as an attractive offering and well suited for many customers. The Cumberland Farms extension I mentioned earlier is one such example. This contract includes both an upgrade to SkyEdge VSATs for faster speeds and higher functionality, together with terrestrial technologies such as DSL, Cable and EV-DO.

In addition to the commercial customers, Spacenet also serves government customers at the municipal, state and government level. For these customers, communication for emergency response is a growing requirement and something Spacenet is focused on providing.

Now turning to the Emerging Markets.

As I mentioned before, we have started to release funds from our restricted cash held by trustees relating to the Compartel projects in Colombia and once again recognize revenues from these operations.

During the first quarter, $2.6M of restricted cash was released from the trust accounts . In accordance with the amended agreement signed with the Ministry of Communications in Colombia, we have begun the upgrade of Internet services in 550 Telecenters and the installation of 93 new mini-telecenters. We expect to continue with further upgrades and installations in the second quarter, parallel to removal of thousands of telephony sites which are not being used, all as agreed with the Ministry of Communications.

We are investing intensive efforts in these projects and we are proud they enable so many people in rural Colombia access to broadband Internet and telephony services. Thus far, the feedback of the governing entities in Colombia and users in the rural villages on our new upgraded services is very positive.

As we accomplish the upgrade and complete the installation phase, we will enter the operation phases of the projects and additional restricted cash is expected to be released during 2009, subject to compliance with performance indicators. Having said that, our past experience teaches us that projects like the ones in Colombia can take unexpected turns and so we continue to be conservative and recognize revenues only after payments are released.

For GNS, the market conditions had a negative effect on our results, though we continue to see Universal Service Obligation and government projects mostly in Asia and Latin America. We also continue to see projects for service providers that are focused on the enterprise and corporate segments.

I mentioned briefly before that we have won a VSAT tender by a leading regional telecom operator. The tender was for countries in Latin America and Gilat took several of these. Following this tender, orders will be placed in the respective countries. I hope to be able to give more details of this in the coming few weeks.

I also mentioned earlier that we announced that NeraTel is deploying our SkyEdge II for a South East Asian customer. This network includes our new mesh capabilities. For those less familiar with satellite network topologies, I would like to just give a short explanation. Most VSAT networks are based on a hub-and-spoke topology where each terminal communicates only with the hub. We commonly call these “star networks”. Mesh capabilities enable terminals to communicate to each other directly and not via the hub. This brings several advantages to the users but most significantly; lower space segment costs and better user experience. Our mesh capabilities in the SkyEdge II enable high throughput for both voice and data traffic of up to 6Mbps channels, which can be applicable for telephony networks, corporate customers, military applications and more.

A notable aspect of NeraTel’s network is that the VSATs carry end-to-end MPLS data which includes converged services such as broadband IP, voice, video and multicasting.

Also this quarter, GNS has released an addition to the SkyEdge II family of VSATs, called the SkyEdge II Pro. This is a modular high-performance VSAT targeted for various segments such as telecom, military and other high end markets requiring high-speed IP capabilities, usually together with voice. The Pro VSAT has slots for four add-on cards that provide additional functionality to the VSAT, such as embedded telephony ports or mesh capabilities. This enables the service provider to customize the VSATs to the specific requirement of each end-user. These cards can be installed by the customer so the VSATs can be upgraded in the field.

That concludes our business overview. Now I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari?

Speaker: Ari Krashin

Thank you Amiram. Our revenues for the first quarter of 2009 were $60.8 million, compared to $70.5 million in the first quarter of 2008.

The decrease comes mostly from GNS sales in the emerging markets, mainly in Africa and more conservative spending in the telecom sector overall. The decrease in our revenues was partially offset by revenues from our Colombian operation. This quarter, as mentioned earlier by Amiram, $2.6M of restricted cash was released from the trust accounts in Colombia enabling us to recognize this amount as revenues. As more restricted cash is to be released during 2009, we expect our revenues from the Colombian operation to increase accordingly throughout the year.

Our gross margin for the first quarter was approximately 30%, compared to 36% in the first quarter of 2008. The decrease in our gross margin is attributed mainly to the decrease in the GNS portion of the revenues which typically carries higher margins compared to Spacenet and Spacenet rural..

Net R&D expenses decreased from $4.3 million in Q1 2008 to $3.8 million this quarter. The decrease is a result of a decline in our gross R&D expenses reflecting the effect of the head count reduction at the beginning of the year and an increase in the grants received from the office of the Chief Scientist in the amount of $0.2 million.

This quarter, we incurred third party expenses in the amount of approximately $250 thousand dollars relating to the aborted merger transaction. These expenses are included in our operating expenses and as such affect our operating income. As we mentioned in previous calls, during 2008 those expenses totaled approximately $2.4 million. Since we do not expect these expenses to continue to be significant going forward, we are including them as part of our ongoing legal expenses in the General and administrative expenses.

Our operating income for the quarter decreased by approximately $4 million dollars compared to the first quarter of 2008, reflecting the decrease in our revenues and gross margin. This decrease was partially offset by the reduction in our operating expenses due to the headcount reduction. In addition there was apositive impact of the foreign exchange rate arising from the increase in the value of the U.S. Dollar vs. the Israeli shekel

Our net financial income for this quarter was $0.3 million, compared to a financial income of $0.8 million in the same quarter in 2008. The reduction is attributed mainly to the low level of interest rates.

Our GAAP net income for the first quarter of 2009, was $0.2 million or 1 cent per diluted share, compared to a net income of $4.6 million or 11 cents per diluted share for the first quarter of 2008.

Our financial position continues to be strong as our cash and cash equivalents, and marketable securities amounted to $133.4 million at the end of the quarter with a low level of debt in the amount of $34.3 million. The moderate decline in our cash balances this quarter of approximately $3.5 million dollars was a result of our expenses related to the new agreements in Colombia and severance payments to employees leaving the company as a result of the headcount reduction.

Our trade receivables at the end of the quarter were $57.5 million representing DSO of 85 days, which is in line with our expectations and is considered to be relatively average in the industry.

Our shareholder’s equity at the end of the quarter totaled $227.8 million.

Now I’d like to turn the call back to Amiram.

Amiram ?

Amiram

Thank you Ari.

To summarize, while we had a decline in revenues this quarter, we were able to maintain profitability predominantly due to the steps we took to adjust our cost structure.

We have started to release money from the restricted cash held by trustees in Colombia and once again are able to recognize revenues from our Colombian operations.

In the previous quarter we adjusted our budget and we will reevaluate our expenses again at the end of the second quarter taking into account the economic environment.

Overall, the Company is in a strong financial position with $133MM in cash while having only modest amounts of debt. While the economic situation is difficult, we believe that we can still meet our objectives that we have defined for 2009.

That concludes our review. We would now like to open the floor for questions. Operator?

Operator

Thank you. Ladies and gentlemen, at this time, we will begin the question-and-answer session. (Operator Instructions) The first question is from Jonathan Ho of William Blair. Please go ahead.

Jonathan Ho – William Blair & Company – Analyst

Good morning, guys. My first question is, can you talk a little bit about what you’re seeing in the first month of the second quarter and whether we’re seeing sort of a pickup in the enterprise VSAT space.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Hi, Jonathan, this is Amiram. I wouldn’t say we can see a pickup. I don’t see – I read papers, much like everyone, so I understand that the bad period is over, but what is ticking in the field, I don’t see any dramatic change. The funding is good on one hand, and on the other hand it’s fairly difficult to close deals.

Jonathan Ho – William Blair & Company – Analyst

So can you talk a little bit about maybe the customer environment there? Is this more a situation where they’re taking longer to make decisions and so a push out to the right, or are you seeing more sort of cancellations? Just can you talk about what’s happening there?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

We don’t see cancellations all the time, but in reality what happens is that when you see longer and longer sales cycles, you practically just sell less, or you have less bookings, and this is a phenomena we currently face. And looking at that, Spacenet we see again longer sales cycles, but it’s more mitigated because we have a significant service component.

Then in Colombia – if we are successful in the implementation opportunity, be successful in implementation, then we should see actually an upside coming from this region and then the main question is really GNS. And in GNS, if we start seeing deals that are in the funnel for quite some time closing faster, then it’s going to be good. Then if it continues this way, it will continue to be a bit tougher during this period of time.

Jonathan Ho – William Blair & Company – Analyst

Okay. Just taking a look at sort of the pricing environment, have you seen any shifts there in terms of maybe more pricing pressure or customers pressing for that?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

I wouldn’t say that this is specifically any different than I would say regular days or the situation a quarter or two before. No, I don’t see that.

Jonathan Ho – William Blair & Company – Analyst

Okay. In terms of this Obama and the European stimulus that you guys were mentioning, can you give us a little bit more color on maybe the potential opportunity there and maybe the timeframe that you see something flowing out of that opportunity?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

With the stimulus in the US, the rules of the game are not clear. So at this point in time there are so many people that give suggestions and comments and show us in front of the different committees and we are part of this process. In part, we are cooperating with other companies in our industry and in part, obviously, at the end of the day different companies will come with different applications.

We are not at the application stage at this point in time as the rules of the game are not completely clear at this point, but definitely lots of effort, lots of activity, by many people, including ourselves. In Europe, the stimulus for broadband is somewhat smaller. Not that it is small money, but it’s somewhat smaller. It’s EUR1 billion. And I have to say that because, unlike the situation in the US, where we have a subsidiary on the ground, namely Spacenet, in the US our activity is somewhat more remote because we need to get connected with local service providers so we’re a bit more remote from the situation in Europe.

Jonathan Ho – William Blair & Company – Analyst

Okay, and my last question is on the litigation for the breakup fees. Has there been any change in the status there? Can you just give us a quick update?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Sure, I see on the – it’s going to be interesting for a few of the people. With regard to this issue, over the past months we agreed to discuss a potential settlement through a mediator, and this takes some time. If these discussions do not lead to an acceptable resolution of the networks, we will revert to the Israeli courts. And we understand the urgency of proceeding there and we do our best for the interest of shareholders to do any achievement via this mediation, which each and every one of them has a life of its own. So I don’t really want to commit myself to time schedules. The court process in itself, as you know, in Israel takes quite a few years.

Jonathan Ho – William Blair & Company – Analyst

Great, thank you.

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Thank you.

Operator

(Operator Instructions) There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-877-332-1104. In Israel, please call 03-925-5947. Internationally, please call 97-23-925-5947. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks – Chairman and CEO

Yes, thank you. I’d like to thank you for joining us for this relatively short quarter results. Good afternoon and goodbye.

Operator

Thank you. This concludes Gilat’s first quarter 2009 results conference call. Thank you for your participation. You may go ahead and disconnect.